UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015
Commission File Nos. 001-13928
333-203567-01
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ROYAL BANK OF CANADA

RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP

(Translation of Registrant’s name into English)

_________________

200 Bay Street	155 Wellington Street, West
Royal Bank Plaza	14th Floor
Toronto, Ontario	Toronto, Ontario
Canada M5J 2J5	Canada M5V 3K7
Attention: Vice-President	Attention: Vice-President, Market
& Corporate Secretary	Strategy and Execution, Corporate
Treasury

(Address of Principal Executive Offices)

_________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S AND RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP’S REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-203567 AND 333-203567-01) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The amended and restated underwriting agreement is filed herewith as Exhibit 1.1 in connection with the Royal Bank of Canada and RBC Covered Bond Guarantor Limited Partnership U.S.$15,000,000,000 global covered bond programme shelf registration statement on Form F-3 (File Nos. 333-203567 and 333-203567-01).

Exhibit Number		Description of Exhibit

1.1	—	Amended and Restated Underwriting Agreement, dated September 24, 2015

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ James Salem
Name: James Salem
Title: Executive Vice-President and Treasurer

RBC COVERED BOND GP, INC., in its capacity of general partner of RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP

By:	/s/ David Power
Name: David Power
Title: President and Director, RBC Covered Bond GP Inc.

By:	/s/ James Salem
Name: James Salem
Title: Director, RBC Covered Bond GP Inc.

Date: October 1, 2015